Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$103	$443
Add (deduct):
Equity in earnings of unconsolidated entities	(109)	(110)
Distributions from unconsolidated entities	55	45
Amortization of capitalized interest	6	6
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(6)
	$55	$378
Add fixed charges:
Consolidated interest expense[2]	127	103
Interest portion (1/3) of consolidated rent expense	46	46
	$228	$527

FIXED CHARGES:
Consolidated interest expense[2]	$127	$103
Capitalized interest	2	6
Interest portion (1/3) of consolidated rent expense	46	46
	$175	$155

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.30	3.40

[1]

Includes Gain on sale of business and other exit costs, net of $130 million in 2015.  Additionally, includes $16 million and $147 million of Gain on license sales and exchanges, net in 2016 and 2015, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.30 and 3.40 for the nine months ended September 30, 2016 and 2015, respectively.